Exhibit 99.1

BEST Inc. Announces Change to the Board of Directors

HANGZHOU, China, March 20, 2018 — BEST Inc. (NYSE: BSTI) (“BEST” or the “Company”), a leading and fastest-growing Smart Supply Chain service provider in China, today announced that Mr. Lin Wan has been appointed by Alibaba Group to replace Ms. Wenhong Tong as a member of the Company’s board, Compensation Committee and Corporate Governance and Nominating Committee, effective on March 20, 2018.

Mr. Wan has been the president of Cainiao Network, where he oversees strategic planning and business operation, since January 2017. Before that, Mr. Wan had been a vice president of Cainiao Network since 2014.  Prior to joining Cainiao Network, he served as director of global logistics strategy of Amazon.  Mr. Wan currently serves as a board member of Global Standards 1 (GS1). He received a Ph.D. in operational research & industrial engineering from The University of Texas at Austin.

About BEST Inc.

BEST Inc. (NYSE: BSTI) is a leading Smart Supply Chain service provider that aims to transform China’s logistics and supply chain industry. BEST provides express and freight delivery, integrated supply chain management solutions, merchandise sourcing and fulfilment services for convenience stores, financial and other value-added services. BEST leverages technology and business model innovation to create a smarter, more efficient supply chain that empowers businesses and enriches the lives of consumers in the New Retail era.

CONTACT:

For Investors:

Kobe Ge

+852 3611 2562

ir@best-inc.com

For Media:

Jill Mao

+852 3611 2564

mmj@best-inc.com